SCHEDULE 13G

                          FINAL AMENDMENT

                  Addirondack Financial Services -Bancorp Inc.
                         (Name of Issuer)

                           COMMON STOCK
                   (Title of Class of Securities)


                            006887103
                          (CUSIP Number)
            SCHEDULE FILED PURSUANT TO RULE 13d-1(b)

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                SG Cowen Securities Corporation
                I.R.S. Identification No. 13-1976032

2.        Check the Appropriate Box if a Member of a Group

                                     (a)    /   /
                                     (b)    / X /

3.        SEC Use Only

4.        Citizenship or Place of Organization

                New York, New York

5.        Sole Voting Power

                -0-

6.        Shared Voting Power

                -0-

7.        Sole Dispositive Power

                -0-

8.        Shared Dispositive Power

                -0-

9.        Aggregate Amount Beneficially Owned By Each Reporting
          Person

                -0-

10.       Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares

                N/A

11.       Percent of Class Represented by Amount in Row 9

                0%

12.       Type of Reporting Person

                BD, IA



Item 1

           (a)        Adirondack Financial Services-Bancorp Inc.
           (b)        52 North Main Street
                      Gloversville, NY 10278

Item 2

           (a)        SG Cowen Securities Corporation
           (b)        1221 Avenue of the Americas
                      New York, NY  10020
           (c)        Citizenship: USA

           (d)        Common Stock
           (e)        006887103

Item 3     IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-l(b)
           CHECK WHETHER THE PERSON FILING IS:


           (a)   [ X ]    Broker or Dealer registered under
                          section 15 of the Act:

                          SG Cowen Securities Corporation

           (e)   [ X ]    Investment advisor registered under
                          section 203 of the Investment Advisers
                          Act of 1940:

                          SG Cowen Securities Corporation


Item 4     OWNERSHIP

           SG Cowen Securities Corporation

           (a)   0
           (b)   0%

           (c)      (i)       -0-
                   (ii)       -0-
                  (iii)       -0-
                   (iv)       -0-

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON

              NOT APPLICABLE


ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE
           PARENT HOLDING COMPANY

                Not Applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP

                Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10     CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2000

SG COWEN SECURITIES CORPORATION

By:      /S/ Rodd M. Baxter,
         Director